As filed with the Securities and Exchange Commission on November 30, 2007

Securities Act File No. 333-128731

Investment Company Act File No. 811-21819

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1 – Final Amendment)

PNC LONG-SHORT TEDI FUND LLC

(Name of Subject Company (Issuer))

PNC LONG-SHORT TEDI FUND LLC

(Name of Filing Person(s) (Issuer))

LIMITED LIABILITY COMPANY INTERESTS

(Title of Class of Securities)

69351B105

(CUSIP Number of Class of Securities)

Jennifer E. Vollmer, Esq.

PNC Capital Advisors, Inc.

Two Hopkins Plaza

Baltimore, MD 21201

(410) 237-5106

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Filing Person(s))

With a copy to:

S. Elliott Cohan, Esq.

Kramer, Levin Naftalis & Frankel LLP

1177 Avenue of the Americas

New York, NY 10036

(212) 715-9512

June 6, 2007

(Date Tender Offer First Published,

Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation: $0 (a)	Amount of Filing Fee: $0 (b)

(a)	Calculated as the aggregate maximum value of Interests being purchased.
(b)	Calculated at $107.00 per $1,000,000 of the Transaction Valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $107.00

Form or Registration No.: Schedule TO, Registration No. 333-128726

Filing Party: PNC Long-Short TEDI Fund LLC (formerly, Mercantile Long-Short Manager Fund for Tax-Exempt/Deferred Investors (TEDI) LLC)

Date Filed: June 6, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on June 6, 2007, (the “Schedule TO”) by PNC Long-Short TEDI Fund LLC, formerly Mercantile Long-Short Manager Fund for Tax-Exempt/Deferred Investors (TEDI) LLC, (the “Company”), relating to the offer by the Company to purchase an amount of limited liability company interests of the Company (the “Interests”) from the members of the Company (the “Members”) for cash on the terms and conditions set forth in the Offer to Purchase dated June 6, 2007 and the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the “Offer”). The Company offered to purchase up to $100,000 at a price equal to the net asset value of Interests or portions thereof properly tendered as of September 28, 2007 (the “Valuation Date”). This Amendment No. 1 is intended to satisfy the reporting requirements of Rule 13e-(4)(c)(4) of the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase and the related Letter of Transmittal were previously filed with the Schedule TO as Exhibits (a)(1)(i) and (ii), respectively.

The Offer terminated at 5:00 p.m., Eastern time, on July 6, 2007. Pursuant to the terms and conditions set for in the Offer, no ($0) Interests were tendered.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

PNC LONG-SHORT TEDI FUND LLC

By:	/s/ Kevin A. McCreadie
Name:	Kevin A. McCreadie
Title:	President

November 30, 2007